Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                  July 8, 2019


Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

                                  Re: FT 8120
               Diversified Fixed Income ETF Portfolio, Series 40
                                 (the "Trust")
                      CIK No. 1772053 File No. 333-231854
--------------------------------------------------------------------------------



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Risks
_____

      1. PLEASE ADD A COVENANT-LITE RISK IF APPLICABLE.

      Response: The prospectus has been revised in accordance with this comment.

      2. PLEASE DISCLOSE THAT THE FUNDS INVEST "SIGNIFICANTLY" IN FLOATING-RATE SECURITIES THAT PAY INTEREST BASED ON LIBOR. ADDITIONALLY, PLEASE UPDATE "CERTAIN" IN THE FIRST SENTENCE OF THE "LIBOR RISK" IF APPLICABLE.

      Response: The prospectus has been revised in accordance with this comment. If all of the Funds in the final portfolio for the Trust have exposure to floating-rate securities that pay interest based on LIBOR, the disclosure will be updated accordingly.

Registration Statement
______________________

      3. FOR THIS AND OTHER FIRST TRUST UNIT INVESTMENT TRUSTS, PLEASE CONFIRM WHETHER THERE ARE ANY ASSOCIATED INDEMNIFICATION AGREEMENTS OF THE TYPE DESCRIBED IN RULE 484(B) UNDER THE SECURITIES ACT OF 1933. IF SO, PLEASE INCLUDE THE UNDERTAKING REQUIRED BY RULE 484 IN THE REGISTRATION STATEMENT.

      Response: The registration statement has been revised in accordance with this comment.

      4. PLEASE REVISE THE REGISTRATION STATEMENT TO INCLUDE THE UNDERTAKING REQUIRED BY INSTRUCTION 3(A)(3) TO FORM S-6.

      Response: The registration statement has been revised in accordance with this comment.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.



                                                  Very truly yours,

                                                  CHAPMAN AND CUTLER LLP


                                                  By  /s/ Daniel J. Fallon
                                                     ________________________
                                                          Daniel J. Fallon